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FEB 27 2017

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Albright Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Thirteenth Street NW, Suite 1000 South
(No. and Street)

Washington (City) DC (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Jones 202-370-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name – *if individual, state last, first, middle name*)

3 Bermudiana Road (Address) Hamilton (City) Bermuda (State) HM11 (Zip Code)

CHECK ONE:

Certified Public Accountant

Public Accountant

✓ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory B. Bowes ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Albright Securities LLC ______, as of February 15 ______, 2017____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY E. SEFKO NOTARY PUBLIC DISTRICT OF COLUMBIA EXP. 11-14-20

Signature

Managing Principal

Title

Notary Public

NANCY E. SEFKO
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires November 14, 2020

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALBRIGHT
SECURITIES LLC

AUDITED FINANCIAL CONDITION

Albright Securities LLC
(A Wholly Owned Subsidiary of Albright Capital Management LLC)
December 31, 2016
With Report of Independent Registered Public Accounting Firm

Suite 1000 South - 601 Thirteenth Street, NW - Washington, DC 20005 - TEL 202.370.3500 FAX 202.370.3555

Albright Securities LLC
(A Wholly Owned Subsidiary of Albright Capital Management LLC)
Audited Financial Condition
Year Ended December 31, 2016

Contents

EY
Building a better working world

Ernst & Young Ltd.
3 Bermudiana Road
Hamilton HM 08, Bermuda
P.O. Box 463
Hamilton HM BX, Bermuda

Tel: +1 441 295 7000
Fax: +1 441 295 5193
www.ey.com/bermuda

Report of Independent Registered Public Accounting Firm

The Managing Member
Albright Securities LLC

We have audited the accompanying statement of financial condition of Albright Securities LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Albright Securities LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young Ltd.

February 15, 2017

ALBRIGHT SECURITIES LLC
(A Wholly Owned Subsidiary of Albright Capital Management LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016
(expressed in United States dollars)

ASSETS

Current assets		
Cash	$	20,867
Prepaid expenses		1,654
Total assets	$	22,521

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	800
Total liabilities		800
Member's equity		
Capital		292,614
Deficit		(270,893)
Total member's equity		21,721
Total liabilities and member's equity	$	22,521

See accompanying notes.

ALBRIGHT SECURITIES LLC
(A Wholly Owned Subsidiary of Albright Capital Management LLC)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016
(Expressed in United States dollars)

1. Operations

Albright Securities LLC (the "Company") is a limited liability company that was formed in the state of Delaware in January 2005 and commenced operations on June 1, 2005. The Company registered as a broker dealer with the Securities and Exchange Commission (SEC) on January 11, 2006, and was approved for membership by the Financial Industry Regulatory Authority (FINRA) on the same date. The Company is a wholly-owned subsidiary of Albright Capital Management LLC ("ACM"). ACM focuses on the emerging markets and launched its flagship private fund (the "Flagship Fund") in January 2007. The Company was formed primarily to serve as the private placement agent in connection with one or more private funds sponsored by ACM.

The Company's activities are limited to acting as a private placement broker and it operates at the $5,000 net capital level. It neither carries customer accounts nor holds customer cash or securities and is exempt from the reserve requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule. The Company does not act as a dealer or market maker. It has not executed any securities transactions since it commenced operations.

Pursuant to the terms of the Limited Liability Company Agreement (the "Agreement") dated January 28, 2005, the Company may be dissolved, and its affairs wound up upon the first to occur of the following: (i) the written consent of ACM, (ii) at any time there are no members of the Company, unless the business of the Company is continued in a manner permitted by the Delaware Limited Liability Act (the "Act"), (iii) the entry of a decree of judicial dissolution under Section 18-802 of the Act, or (iv) the occurrence of any other event resulting, under non-waivable provisions of the applicable law, in the dissolution of the Company.

In accordance with the Agreement, except as otherwise provided by the Act and the Company's expense sharing agreement (Note 5), the debts and obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and ACM shall not be obligated personally for such debt, obligation or liability of the Company solely by reason of being a member of the Company.

2. Significant accounting policies

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The significant accounting policies are as follows:

(a) Cash
Cash comprises cash held in one bank.

(b) Income
Income is recognized as earned on an accrual basis.

(c) Expenses
Expenses are recognized on an accrual basis.

(d) Financial instruments
The fair values of the Company's assets and liabilities that qualify as financial instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825, Financial Instruments, approximate the carrying amounts presented in the statement of financial condition.

(e) Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(f) Taxation
No provision for federal and state income taxes has been made since the Company is not a taxable entity. ACM is individually liable for the taxes on its share of the Company's income or loss.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2016, the Company did not have any unrecognized tax liabilities.

The Company recognizes interest and penalties, if any, related to unrecognized tax exposures as income tax expense in the statement of operations. During the year, the Company did not accrue any interest or penalties.

(Expressed in United States dollars)

2. Significant accounting policies (Cont'd.)

(g) Going Concern
In August 2014, the FASB issued ASU 2014-15 Presentation of Financial Statements, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 requires management to evaluate relevant conditions, events and certain management plans that are known or reasonably knowable as of the evaluation date when determining whether substantial doubt about an entity's ability to continue as a going concern exists. If management concludes that substantial doubt about an entity's ability to continue as a going concern is not alleviated by its plans, the notes to the financial statements are required to include a statement that there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or available to be issued, when applicable). ASU 2014-15 is effective for annual periods ending after December 15, 2016 and for annual periods thereafter.

Management has adopted ASU 2014-15. The adoption of this accounting guidance did not have a material impact on the Company's financial statements. Furthermore, the management is not aware of any material uncertainties that may cast significant doubt upon the Company's ability to continue as a going concern; therefore, the financial statements continue to be prepared on a going concern basis (Note 3).

3. Net capital requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, and requires that aggregate indebtedness shall not exceed 15 times net capital. At December 31, 2016, the Company had net capital of $20,067, which exceeded the required net capital by $15,067. At December 31, 2016, the Company had a ratio of aggregate indebtedness to net capital of 0.04 to 1.

The ability of the Company to continue its operations is dependent upon the continued financial support from ACM. The financial statements have been prepared on the assumption that ACM will continuously provide financial support to the Company. As of December 31, 2016, ACM made cash contributions of $20,000 to provide the Company with additional working capital.

4. FOCUS (Form X-17a-5) Report

A copy of the Company's most recent, quarterly unaudited FOCUS (Form X-17a-5) Report (December 31, 2016) is available for examination at the principal office of the Company and at the regional office of the SEC.

5. Related party transactions

For the year ended December 31, 2016, the Company shared office space with ACM. In accordance with an expense sharing agreement between the Company and ACM, ACM has not allocated rent, overhead, executives' salaries, audit, and tax service expenses, and other miscellaneous office expenses to the Company. The Company amended the expense sharing agreement in July 2014 to include; (1) any expenses payable by the Company that are unpaid and attributable to the Company will be included in the Company's net capital computation by adjustments which reduce net capital and increase aggregate indebtedness by the amount of such unpaid expenses, (2) if an expense results in payment owed to a vendor or third party, the vendor or third party must agree in writing that the Company is not directly or indirectly liable to the vendor or third party for the expense, (3) the Company has no obligation, direct or indirect, to reimburse or otherwise compensate ACM or any party for the costs related to the activities of the Company other than as otherwise provided in the agreement and (4) ACM will not commence allocating expenses to the Company until the first month during which the Company commences operations as a broker. Prior year expenses paid for by ACM will not be apportioned back to the Company. In accordance with provisions of SEC Rule 17a-3(a)(1) and (a)(2), the Company monitors and maintains a separate record of such expenses.

ACM has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate any party for these expenses.

6. Commitments and Contingencies

At December 31, 2016, the Company did not have any commitments or contingencies.

7. Subsequent Events

Subsequent events have been evaluated from January 1, 2017 through February 15, 2017, the date the financial statements were available to be issued.

ALBRIGHT
SECURITIES LLC

Albright Securities LLC
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2016

Albright Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following *provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)*

(2) The Company has met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2016, without exception.

Albright Securities LLC

I, Gregory Bowes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President/CEO

February 15, 2017

Suite 1000 South - 601 Thirteenth Street, NW - Washington, DC 20005 - TEL 202.370.3500

EY
Building a better working world

Ernst & Young Ltd.
3 Bermudiana Road
Hamilton HM 08, Bermuda
P.O. Box 463
Hamilton HM BX, Bermuda

Tel: +1 441 295 7000
Fax: +1 441 295 5193
www.ey.com/bermuda

Report of Independent Registered Public Accounting Firm

The Managing Member and Management
Albright Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Albright Securities LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the exemption provisions) and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016, without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Managing Member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltd.

February 15, 2017